UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For June 9, 2011
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

     On June 9, 2011, FreeSeas Inc. (the “Company”) announced that it is extending the expiration date and reducing the exercise price of its Class Z warrants, currently listed under the ticker FREEZ.
     The expiration date of the Class Z warrants is extended to August 12, 2011, from July 26, 2011. The exercise price for each Class Z warrant is being reduced to $0.36 per one-fifth (1/5) of a share, or $1.80 per whole share, from $5.00 per one-fifth (1/5) of a share, or $25.00 per whole share. Assuming all outstanding Class Z warrants are exercised, the number of FreeSeas’ common stock will increase by 331,002.
     Each Class Z warrant entitles the holder to purchase one-fifth (1/5) of a share of FreeSeas’ common stock and the Class Z warrants are only exercisable for whole shares. All other terms of the Class Z warrants remain unchanged.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
SUBMITTED HEREWITH:

Exhibit

99.1	Press Release dated June 9, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: June 9, 2011

By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

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